[CARTER LEDYARD & MILBURN LLP letter head]

                                  June 30, 2005

VIA EDGAR

Michael K. Pressman, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549-0303

         RE:      ROBOMATIX TECHNOLOGIES LTD.
                  SCHEDULE TO-T/13E-3/13D/A FILED JUNE 14, 2005 BY WORLDGROUP
                  HOLDINGS LTD., ET AL., FILE NO. 5-47706

Dear Mr. Pressman:

         Set forth below are the responses of WorldGroup Holdings Ltd., SPL
Software Ltd., Silverboim Holdings Ltd. and Zvi Barinboim to your comments regarding the above-referenced Schedule TO-T/13E-3 (the "Schedule TO"). We are filing herewith Amendment No. 2 to the Schedule TO, which includes as an exhibit a First Amended Offer to Purchase.

         The paragraphs below are numbered to correspond to the comments in your letter dated June 24, 2005. In each instance, we have repeated your comment in italics and set forth our response in plain type below the relevant comment.

         All capitalized terms used but not defined herein have the same meanings as in the First Amended Offer to Purchase, and page numbers used in our responses below refer to the First Amended Offer to Purchase.

General
-------

1.       Please describe any provisions to grant unaffiliated security holders access to the corporate files of the filing persons or to obtain counsel or appraisal services at the expense of the filing persons.
         Alternatively, state that there are no such provisions. Refer to Item
         1004(e) of Regulation M-A.

         We have amended the section of the Offer to Purchase captioned "The
         Offer -- Fees and

                                                                             -2-

         Expenses" (page 44) to address appraisal services in response to your comment.

2.       Revise the disclosure to include a discussion of the alternatives considered by all filing persons and the reasons for their rejection.
         Refer to Item 1013(b) of Regulation M-A.

         We have amended the section of the Offer to Purchase captioned "Special
         Factors -- Background of Our Offer" (page 13) in response to your comment.

Item 10. Financial Statements
-----------------------------

3.       We note your assertion that the bidders' financial information is not material to the offer. Please confirm your understanding that if you amend the offer due to Section 337(b) of the Israeli Companies Law,
         1999, you will no longer satisfy the criteria for the safe harbor contained in Instruction 2 of Item 10 and, accordingly, must provide security holders with the financial information called for by Item 10.
         See Section G.2(a) of Exchange Act Release No. 34-42055 (October 26,
         1999). Please be aware that adding new, material information in an amended filing may require dissemination of that information to security holders and an extension of the offer.

         We confirm that if WorldGroup amends its offer to be for less than all of the shares, WorldGroup must provide the financial information called for by Item 10, and that financial information for other members of the bidder group also would be required if material to the decision of a
         Robomatix shareholder whether to tender in the offer.

Item 13. Information Required by Schedule 13E-3
-----------------------------------------------

4.       Provide a cross-reference to the location of the summary financial information required by Item 1010 (c) of Regulation M-A.

         The Schedule TO now cross-references the entire First Amended
         Offer to Purchase in response to all items.

Offer to Purchase
-----------------

         Is this tender offer the first step in a going private transactions?,
         ---------------------------------------------------------------------

         ------

5.       Include a brief statement indicating the filing persons intentions if less than 95% of the stock is acquired and there are greater than 300 holders in the U.S. after completion of the offer.

         We have added a Q&A (page 4) and language under the caption "Plans for
         Robomatix; Effects of Our Offer" (page 20) in response to your comment.

         Is your offer fair?, page 4
         ---------------------------

                                                                             -3-

6.       We note your limitation to financial fairness. Each filing person must also disclose their belief as to the procedural fairness of the transaction.

         We have amended this Q&A (page 4) in response to your comment.

         What does Robomatix's board of directors think of your offer?, page 4
         ----------------------------------------------------------------------

7.       Item 1014 of Regulation M-A requires that the company make a fairness determination with regard to the transaction. Please revise here, and throughout the document as appropriate, to provide the required disclosure.

         We respectfully disagree with your assertion that Item 1014 requires that the subject company make a fairness determination in a case such as this, where the subject company is not recommending the transaction and is not a filing person on the Schedule 13E-3. Item 1014 requires the filing person to "state whether the subject company or affiliate filing the statement reasonably believes that the Rule 13e-3 transaction is fair." If the subject company makes no recommendation and refrains from making a fairness determination, Item 1014 does not compel the subject company to make a fairness determination. See the
         Manual of Publicly Available Telephone Interpretations, Third
         Supplement (July 2001) at Question K.2: Even where a tender offer is a
         Rule 13e-3 transaction, "the target's choices are to recommend acceptance or rejection of the offer, express no opinion and remain neutral, or state that it is unable to take a position."

         One member of the board of directors of Robomatix, Mr. Zvi Barinboim, also is a member of the bidder group. As a member of the bidder group,
         Mr. Barinboim has stated his belief that the offer price is fair.
         However, he made that statement expressly on his own behalf, and not as a director of Robomatix or on behalf of Robomatix or its board.

         What are my appraisal rights?, page 5
         -------------------------------------

8.       If it is your intention to pursue a second step going private transaction in the event this offer does not achieve a going private effect, provide a brief discussion of appraisal rights that may apply to any such second step transaction.

         We have amended this Q&A (page 6) and the section captioned, "Special
         Factors -- Plans for Robomatix; Effects of Our Offer" (page 20) in the
         Offer to Purchase in response to your comment.

         Will you provide a subsequent offering period or make further offers
         ----------------------------------------------------------------------
         for shares in the future if 100% of the shares are not tendered in the
         ----------------------------------------------------------------------
         offer?, page 6
         --------------

9.       It is not clear to the Staff how the automatic acquisition pursuant to
         Section 337(a) of the Israeli Companies Law functions. Please provide us with a detailed explanation of the procedures that you will follow to ensure the payment to shareholders and the transfer to the company of the shares.

                                                                             -4-

         No procedure for the acquisition is specifically set forth or mandated by the Israeli Companies Law, 1999. In the event that greater than 95%
         of the outstanding shares are tendered, WorldGroup will, by accepting such tendered shares, agree to acquire 100% of the shares and promptly will transfer to the Depositary an amount of cash sufficient to pay the offer price for all of them. Payment for the shares that are acquired by WorldGroup by virtue of Section 337(a) will be made in the same manner as payment for shares that are validly tendered and accepted in the offer, and the transfer agent for the shares will be instructed to register the transfer to WorldGroup.

10.      Please explain why you believe you are eligible to provide a subsequent offering period. If you acquire greater than 95% of the class you will, by operation of law, automatically acquire the remainder and no subsequent offering period will be necessary.

         If you acquire less than 95% of the class, it does not appear that you will be able to make an offer for 100% of the class. Rule 14d-11 requires that the offer by for all the outstanding securities of a class and that the bidder immediately accept and pay for securities as they are tendered during the subsequent offering period. Section 337(b)
         of the Israeli Companies Law, 1999, prevents you from acquiring between
         90% and 95% of the class of securities. Any subsequent offering period tenders that resulting in your owning greater than 90% would have to be accepted and paid for immediately without any guarantee that you would eventually acquire the 95% of the class required to make the offer legal. It appears to the staff that you would be unable to accept any shares over 90% due to the attendant uncertainty of eventually acquiring greater than 95% and an inability to prorate during a subsequent offering period to reduce your ownership to less than 90%.
         Accordingly, it appears to the staff that seeking 100% of the class would not be possible, and therefore, you would not be able to provide a subsequent offering period.

         We have amended the Offer to Purchase (at pages 7 and 30) to state that there will be no subsequent offering period.

11.      Clarify whether there whether shareholders will have a right to ratify the offer pursuant to Section 331(d) of the Israeli Companies Law. If so, please explain how a ratification of the offering would be consistent with Regulations 14D and 14E.

         Shareholders will not have a right to ratify the offer under Section
         331(d) of the Israeli Companies Law. Section 2 to the Companies
         Regulations (Easements to Publicly Traded Companies Whose Shares are
         Listed for Trade Outside Israel), 2000, provides that "Sections 328 -
         335 of the Israeli Companies Law shall not apply to a company whose shares are traded outside Israel, if pursuant to the law of such foreign country there is a limitation on the purchase of a controlling stake at a certain percentage or the purchase of control at any percentage requires the purchaser to offer the tender offer to public shareholders." Under this provision, because the tender offer is regulated by the Williams Act in the United States, the tender offer is not subject to Section 331(d).

                                                                             -5-

         Moreover, Section 331(d) applies to an acquisition only if either (i)
         there is no existing controlling shareholder of the subject company or
         (ii) the acquirer holds less than 45% of the voting rights in the subject company, the acquisition would increase the acquirer's holdings to greater than 45% of the voting rights in the subject company and no other person holds more than half of the voting rights in the subject company. Silverboim is a controlling shareholder of Robomatix, holds more than 45% of the voting rights in Robomatix, and through its control of WorldGroup is deemed to be the acquirer in the tender offer for purposes of this provision. Accordingly the provisions of Section
         331(d) do not apply.

Special Factors, page 10
------------------------

Background of Our Offer, page 10
--------------------------------

12.      Expand your background section to clarify who first broached the idea of acquiring Robomatix. Disclose the date and subject matter every meeting of each filing person or the company where the issue was discussed. Summarize the meetings of the board, management and outside advisors during which they discussed the offers, and provide the reader with a sense of the content of their discussions.

         We have expanded this section of the Offer to Purchase (at page 12) in response to your comment.

13.      Disclose how the bidders ultimately determined the tender offer price.

         We have added this disclosure in the Offer to Purchase (at pages 12-13)
         in response to your comment.

14.      Each presentation, discussion, or report held with or presented by an outside party that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both draft and final reports. Revise to summarize all the presentations or reports provided during the course of the meetings you have described, and file any written materials as exhibits pursuant to Item 9 of Schedule 13E-3 and
         Item 1016(c) of Regulation M-A.

         Neither of the two draft reports referenced in the Offer to Purchase is materially related to the Rule 13e-3 transaction:

            o     The draft report received by the board of directors of
                  Robomatix in July 2004 was prepared for a wholly separate
                  purpose, to consider the acquisition of the assets that now constitute the Tadiran Telecom subsidiary of Robomatix.

            o     The draft report received by Silverboim in January 2005 was prepared at the request of a bank that provides banking and financial services to Silverboim in connection with the

                                                                             -6-

                  refinancing of certain debt owed by Silverboim to the bank.

         Moreover, neither report was considered by the members of the bidder group in formulating the offer or determining the fairness of the offer to the unaffiliated shareholders of Robomatix.

Neutral Position of Robomatix, page 13
--------------------------------------

15.      Expand your disclosure to explain why you believe the ownership of stock and/or option creates a personal interest in the offer any different from other shareholders.

         We have expanded this section of the Offer to Purchase (at page 13) in response to your comment.

16.      In addition, either here or where appropriate, disclose whether the company's executive officers will continue in their positions following the tender offer. If so, indicate whether they have entered into any revised employment agreements and disclose the amount of salary and bonus that each person is entitled to receive under the terms of the agreements, as well as any severance pay provisions. Also clarify whether the proposed transaction would constitute a change of control for purposes of the current employment agreements, and if so, quantify and describe any benefits or amounts to be received by each executive officer. Furthermore, disclose whether the directors and executive officers will otherwise receive any additional compensation or enjoy any other benefits in connection with this transaction not shared by the company's unaffiliated shareholders.

         We have added disclosure in the section of the Offer to Purchase captioned, "Special Factors -- Plans for Robomatix; Effects of Our
         Offer," (at page 20) in response to your comment.

         Also note that we have corrected the disclosure in the section of the
         Offer to Purchase captioned, "The Offer -- Certain Information
         Concerning Robomatix -- Share Ownership" (at page 38) to show the share ownership of three additional executive officers of Robomatix.
         One of those officers, Mr. Moshe Avraham, following consummation of the offer, will continue to serve as an executive officer of the
         Tadiran Telecom subsidiary of Robomatix and also will hold unvested options to purchase 1,000,000 shares. A second officer, Mr. Yaacov
         Bantay, similarly will continue to serve as an executive officer of
         Tadiran Telecom, and he will hold options to purchase 1,795,470 shares. However, neither Mr. Avraham nor Mr. Bantay will serve on the board of directors of Robomatix. We considered whether Mr. Avraham or
         Mr. Bantay may be an affiliate engaged in the going private transaction in view of the factors set out in Section II.D.3 of the
         November 2000 publication, Current Issues and Rulemaking Projects, and concluded that neither officer is described by those factors, in each case because he has not been involved in any negotiations relating to the offer (involving his future employment or equity participation or otherwise), his equity holding in the surviving company will not be material (especially in comparison to the holdings of WorldGroup), he will not have a seat on the board of directors of Robomatix and will not otherwise be in a position to control Robomatix.

Position of the Bidder Group Regarding the Fairness of our Offer, page 13
-------------------------------------------------------------------------

                                                                             -7-

17.      Explain why you believe that "operating income is a good measure of the value of Robomatix as a going concern" and "financial experts consider an 8.1 timed multiple of operating income to be a high multiple for a holding company such as Robomatix."

         We have revised and expanded this section of the Offer to Purchase (at page 14) in response to your comment.

18.      Expand your disclosure to discuss in greater detail why you did not consider liquidation value relevant. See Question and Answer No. 20 of
         Exchange Act Release No. 34-17719.

         We have expanded this section of the Offer to Purchase (at page 14) in response to your comment.

19.      Quantify the purchase prices paid in recent share acquisitions and expand your disclosure to discuss in greater detail why those prices were not considered relevant.

         We have expanded this section of the Offer to Purchase (at page 15) in response to your comment.

20.      Revise to explain in greater detail why the filing persons believe the transaction is procedurally fair in the absence of the procedural safeguards identified in Item 1014 of Regulation M-A.

         We have expanded this section of the Offer to Purchase (at page 15) in response to your comment.

21.      If the filing persons relief upon the analysis of any of the advisors referenced in the background section with respect to any of the factors itemized in Instruction 2 to Item 1014 of Regulation M-A, then they must expressly adopt the conclusion and analyses of the advisor.

         As stated in the original Offer to Purchase at the bottom of page 11, none of the filing persons considered either of the two reports in determining the fairness of the offer.

Certain Projections and Valuations Relating to Robomatix, page 16
-----------------------------------------------------------------

22.      Identify all material assumptions made by management.

         The "certain management strategies" referenced under the caption "The
         Offer -- Certain Projections and Valuations Relating to Robomatix --
         Valuation of the Purchased Assets of Tadiran Telecom" constitute confidential business information of Robomatix. The details of those strategies likely would result in competitive harm to Robomatix if disclosed, and are not material to a shareholder of Robomatix in determining whether to tender in the offer, because the Offer to
         Purchase already discloses the projected range of

                                                                             -8-

         financial effects of those strategies.

23.      Provide all information required by Item 1015 of Regulation M-A for the financial advisor who prepared this report.

         Item 1015 does not apply to this valuation report, for the reasons set out in response to comment 14 above.

Purpose of Our Offer, 17
------------------------

24.      So that U.S. readers will better understand the disclosure, provide an appropriate exchange rate for your expenses incurred in NIS.

         We have amended this section of the Offer to Purchase (at page 18) in response to your comment.

Plans for Robomatix; Effects of our Offer, page 19
--------------------------------------------------

25.      While we note that neither the Robomatix nor the bidders are subject to
         U.S. Federal Tax, revise to discuss the Israeli tax consequences of the
         Rule 13e-3 transaction on the subject company and its affiliates.

         We have amended this section of the Offer to Purchase (at page 19) in response to your comment.

26.      Explain the plans for Robomatix if tender offer does not have a going private effect.

         We have amended this section of the Offer to Purchase (at page 20) in response to your comment and to reflect the possibility that, if it does not acquire greater than 95% of the shares in the offer,
         WorldGroup may determine to commence another offer in the future.

The Offer, page 21
------------------
Withdrawal Rights, page 28
--------------------------

27.      You disclose that the election to withdraw may be made in accordance with the procedures discussed in this section. Revise to disclose that units not yet accepted for payment after the expiration of sixty days from the commencement of the offer may be withdrawn. Refer to Section
         14(d)(5) of the Exchange Act.

         The first paragraph of this section already discloses that shares may be withdrawn at any time after 5:00 P.M., New York City time on August
         13, 2005, which is the 60th day following commencement of the offer.

Material Tax Consequences, page 28
----------------------------------

                                                                             -9-

28.      Please delete the statement that the discussion is included "for general information purposes only." We believe this language might suggest that security holders may not rely on the description of material tax consequences included in the offering document.

         We have amended this section of the Offer to Purchase (at page 33) in response to your comment.

Certain Information Concerning Robomatix, page 34
-------------------------------------------------

29.      Revise to provide all the information required by Item 1010(c) of
         Regulation M-A. For example, disclose the company's ratio (or deficiency) of earnings to fixed charges in accordance with Item
         1010(c)(4) of Regulation M-A.

         We have amended this section of the Offer to Purchase (at pages 39-40)
         in response to your comment.

30.      We note your disclaimer of responsibility for information contained in your offering document that has been furnished by or extracted from the company's reports. While you may include appropriate language about the limits on the reliability of the information, you may not disclaim responsibility for its accuracy or completion. Revise accordingly.

         We have amended this section of the Offer to Purchase (at pages 39-40)
         in response to your comment.

Certain Conditions of the Offer, page 39
----------------------------------------

31.      We believe that a tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. In this regard, revise the last paragraph to include a standard of reasonableness. Also in this regard, revise the language appearing in the last paragraph to exclude any action or inaction by the bidders as a reason for the assertion of a condition.

         We have amended this section of the Offer to Purchase (at page 42) in response to your comment.

32.      You state in the last paragraph that you may assert or waive any conditions "at any time and from time to time." Defining a condition as
         "an ongoing right which may be asserted at any time and from time to time" suggests that conditions to the offer may be waived or asserted after expiration of the offer. Please revise the disclosure to make clear that all conditions to the offer, other than those dependent upon receipt of necessary government approvals, must be satisfied or waived before the expiration of the offer.

                                                                            -10-

         We have amended this section of the Offer to Purchase (at page 43) in response to your comment.

                                   * * * * * *

         We also have amended the Offer to Purchase to correct and update statements regarding recent purchases and sales of shares by affiliates of the subject company and the bidder group (pages 38 and 41), commencement of litigation in the District Court in Tel Aviv (page 43) and approval of the
Israeli Anti-Trust Comptroller (page 41), and to make various non-material corrections and updates.

         We trust that the foregoing is responsive to your concerns and look forward to working with you to resolve any outstanding issues.

         If we can assist your review of the filing or elaborate upon the responses herein, please feel free to contact me (tel. 212-238-8698) or my partner Steven Glusband (tel. 212-238-8605).

                                   Sincerely,

                                   /s/ Andris J. Vizbaras

                                   Andris J. Vizbaras

AJV:tbm